SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number: 1-14640-01

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant’s Name Into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:   ☒

ITAÚ UNIBANCO BANCO MÚLTIPLO S.A. PUBLICLY-HELD COMPANY CNPJ 60.872.504/0001-23	UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. PUBLICLY-HELD COMPANY CNPJ 33.700.394/0001-40	UNIBANCO HOLDINGS S.A. PUBLICLY-HELD COMPANY CNPJ 00.022.034/0001-87

PRESS RELEASE

DATE OF PAYMENT OF COMPLEMENTARY DIVIDENDS AND INTEREST ON OWN CAPITAL TO THE
HOLDERS OF UBBR11, UBBR3, UBBR 4, UBHD 3, UBHD6 AND UBB

Itaú Unibanco Banco Múltiplo S.A (“Itaú Unibanco”), Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”) and Unibanco Holdings S.A. (“Unibanco Holdings”) announce that, on April 8, 2009, the dividends and interests on own capital that have been declared by Itaú Unibanco since November 28, 2008 will be paid to the holders of shares originally issued by Unibanco and Unibanco Holdings in amounts as follows:

INTERESTS ON OWN CAPITAL

1)	Declared on December 18, 2008, with reference date of December 30, 2008 in Brazil and January 6, 2009 in the United States, in the following amounts:

Ticker	Nominal Value in Reais	Net Value of Income Tax in Reais
UBBR3	0.0652708	0.0554801
UBBR4	0.0221378	0.0188171
UBHD3	0.0652708	0.0554801
UBHD6	0.0221378	0.0188171
UBBR11	0.0442757	0.0376343
UBB	0.4427577	0.3763440

2)	Declared on February 19, 2009, with reference date of March 9, 2009 in Brazil and March 12, 2009 in the United States, in the following amounts:

Ticker	Nominal Value in Reais	Net Value of Income Tax in Reais
UBBR3	0.1837755	0.1562091
UBBR4	0.0623310	0.0529813
UBHD3	0.1837755	0.1562091
UBHD6	0.0623310	0.0529813
UBBR11	0.1246621	0.1059627
UBB	1.2466218	1.0596285

MONTHLY DIVIDENDS

The monthly dividends relating to the following months will be paid on April 8, 2009:

Reference Month	Reference Date in Brazil	Reference date in the U.S.
December	11/28/2008	12/5/2008
January	12/31/2008	1/6/2009

February	1/30/2009	2/4/2009
March	2/27/2009	3/4/2009

The holders of the securities mentioned below on the respective reference dates are entitled to monthly amounts as follows:

Ticker	Amount of dividends in reais
UBBR3	0.0101720
UBBR4	0.0034500
UBHD3	0.0101720
UBHD6	0.0034500
UBBR11	0.0069001
UBB	0.0690012

Payment Procedures

The payment of the amounts that are due will be made as follows:

1.         Holders of GDSs UNIBANCO:

The payment will be made directly to the depositary bank, The Bank of New York Mellon, which will be responsible for transferring payment to the shareholders.

2.         Other shareholders:

2.1. Shareholders that are owners of registered checking accounts with Unibanco or Itaú:

The payment will be credited in the respective checking accounts.

2.2. Shareholders that own checking accounts with other banks and have already indicated the bank/agency/checking account:

The payment will be made by electronic wire transfer in the respective amounts.

2.3. Shareholders whose shares are deposited with fiduciary custodians of the São Paulo Stock Exchange (BOVESPA):

The payment will be made directly to the São Paulo Stock Exchange (BOVESPA), which will be responsible for transferring payment to the shareholders through their securities brokers.

2.4. Shareholders that do not fit any of the descriptions above should contact our Shareholders Assistance department.

2.5. Holders of bearer shares that have not yet been converted to the book-entry system:

The payment will be made after delivery of the respective certificates for mandatory conversion.

2.5.1. The Shareholders Assistance department will make the exchange of the shares in the locations indicated below.  Holders of bearer shares should take their respective certificates to the locations below, along with certified copies of their ID, tax payer’s card and proof of residence.

Shareholders Assistance department:  Telephone – +55 (11) 5029-7780 from Monday through Friday, from 9:00 am through 6:00 pm.

Belo Horizonte - MG Av. João Pinheiro, 195 – Ground floor CEP 30130-180	Rio de Janeiro - RJ Rua Sete de Setembro, 99 – Basement floor CEP 20050-005
Brasília - DF SCS Quadra 3, 30, - Edifício D’Angela, Block A, - Mezzanine CEP 70300-500	Salvador - BA Av. Estados Unidos, 50 – 2nd floor - Edifício Sesquicentenário CEP 40010-020
Curitiba - PR Rua João Negrão, 65 - Mezzanine CEP 80010-200	São Paulo - SP Rua Boa Vista, 176 – 1st Basement floor CEP 01014-000
Porto Alegre - RS Rua Sete de Setembro, 746 – Ground floor CEP 90010-190

São Paulo, March 19, 2009

ITAÚ UNIBANCO BANCO MÚLTIPLO S.A. Alfredo Egydio Setubal Investor Relations Officer	UNIBANCO- UNIÃO DE BANCOS BRASILEIROS S.A. Geraldo Travaglia Filho Investor Relations Officer	UNIBANCO HOLDINGS S.A. Geraldo Travaglia Filho Investor Relations Officer

For additional information, please contact
Investor Relations
Itaú Unibanco Banco Múltiplo S.A.
Email: relacoes.investidores@itau.com.br and relacoes.investidores@unibanco.com.br
www.itau.com and www.ri.unibanco.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2009
UNIBANCO HOLDINGS S.A.

	By:	/s/ Geraldo Travaglia Filho Name: Geraldo Travaglia Filho Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.